United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

     ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Quarterly audited financial results and press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2003

For ICICI Bank Limited

By	:	/s/ Jyotin Mehta
Name	:	Jyotin Mehta
Title	:	General Manager & Company Secretary

Item 1

     Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site : http://www.icicibank.com Electronic mail : info@icicibank.com

AUDITED FINANCIAL RESULTS
( Rs. in crores)
Sr.No.	Particulars	Three months ended		Year ended March 31, 2003
		June 30, 2003	June 30, 2002
1.	Interest earned (a)+(b)+(c)+(d)	2,256.06	2,395.55	9,368.05
	a) Interest/discount on advances/bills	1,568.85	1,468.10	6,016.24
	b) Income on investments	600.76	805.18	2,910.44
	c) Interest on balances with Reserve Bank of India and other interbank funds	52.11	113.76	235.57
	d) Others	34.34	8.51	205.80
2.	Other Income	643.81	459.07	3,158.83
	A) TOTAL INCOME (1) + (2)	2899.87	2,854.62	12,526.88
3.	Interest expended	1840.21	2,059.46	7,944.00
4.	Operating expenses (e) + (f) + (g)	593.90	442.59	2,011.69
	e) Payments to and provisions for employees	119.42	89.30	403.02
	f) Direct Marketing Agency Expenses	57.91	12.94	162.31
	g) Other operating expenses	416.57	340.35	1446.36
	B) TOTAL EXPENDITURE (3)+ (4) (excluding provisions and contingencies)	2,434.11	2,502.05	9,955.69
5.	OPERATING PROFIT (A-B) (Profit before Provisions and Contingencies)	465.76	352.57	2,571.19
6.	Other provisions and contingencies	85.01	71.01	1,790.80
7.	Provision for taxes
	a) Current period tax	54.74	22.66	216.80
	b) Deferred tax adjustment	(14.19)	6.00	(642.59)
8.	Net Profit (5-6-7)	340.20	252.90	1,206.18
9.	Paid-up equity share capital (face value Rs. 10/-)	612.67	612.55	612.66
10.	Reserves excluding revaluation reserves	6,660.91	5,885.31	6,320.65
11.	Analytical Ratios

	(i) Percentage of shares held by Government of India	..	..	..
	(ii) Capital Adequacy Ratio	11.15%	12.36%	11.10%

	(iii) Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	5.55	4.12	19.68

	(iv) Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	5.54	4.12	19.65
12.	Aggregate of non-promoter Shareholding
	• No. of shares	61,30,35,974	61,30,31,404	61,30,34,404
	• Percentage of shareholding	100	100	100
13.	Deposits	53,853.17	33,349.22	48,169.31
14.	Advances	54,379.91	46,986.91	53,279.41
15.	Total Assets	1,09,841.08	99,669.52	1,06,811.97

Notes

1.	The financials have been prepared in accordance with Accounting Standard 25 on “Interim Financial Reporting”.
2.	The segment information is based on the segments identified post merger of ICICI Limited with the Bank.
3.	Other Income for the year ended March 31, 2003 includes a gain of Rs. 1191 crores realised in Q2 2002-03 on sale of equity shares of the Bank held by a trust, which were transferred to it by erstwhile ICICI Limited in accordance with the scheme of amalgamation.

4.	Status of equity investors’ complaints for the quarter
Opening Balance	Additions	Disposals	Closing Balance
16	471	460	27
5.	The results for the quarter have been audited by M/s. S.R. Batliboi & Co.
6.	Transamerica Apple Distribution Finance Private Limited (TADFPL) has become a 100% subsidiary of ICICI Bank Limited with effect from May 7, 2003. TADFPL has been renamed as ICICI Distribution Finance Private Limited with effect from June 3, 2003.

7.	Previous period figures have been regrouped/reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on July 25, 2003.

Place: Mumbai Date: July 25, 2003	Kalpana Morparia Executive Director

CONSOLIDATED AUDITED FINANCIAL RESULTS OF

ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rs. in crores)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2003	June 30, 2002	Mar 31, 2003
1.	Interest earned (a)+(b)+(c)+(d)	2344.78	2,460.55	9,690.82
	a) Interest/discount on advances/bills	1,594.86	1,502.98	6,162.82
	b) Income on investments	663.07	834.77	3,088.99
	c) Interest on balances with Reserve Bank of India and other interbank funds	52.99	114.29	236.89
	d) Others	33.86	8.51	202.12
2.	Other Income	867.88	553.44	3,714.95
	A) TOTAL INCOME (1) + (2)	3,212.66	3,013.99	13,405.77
3.	Interest expended	1,880.49	2,104.42	8,126.79
4.	Operating expenses (e) + (f)	837.78	559.18	2,748.25
	e) Payments to and provisions for employees	149.85	113.75	489.46
	f) Other operating expenses	687.93	445.43	2,258.79
	B) TOTAL EXPENDITURE (3)+ (4)
	(excluding provisions and contingencies)	2,718.27	2,663.60	10,875.04
	OPERATING PROFIT (A-B)
5.	(Profit before Provisions and Contingencies)	494.39	350.39	2,530.73
6.	Other provisions and contingencies	86.40	73.80	1,733.07
7.	Provision for taxes
	a) Current period tax	86.25	37.51	297.95
	b) Deferred tax adjustment	(15.08)	5.96	(651.85)
8.	Share of (profits)/losses of minority shareholders	(0.07)	0.26	(0.44)
9.	Net Profit (5-6-7-8)	336.89	232.86	1,152.00
10.	Paid-up equity share capital (face value Rs. 10/-)	612.67	612.55	612.66
11.	Analytical Ratios
	Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	5.49	3.80	18.79
	Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	5.49	3.80	18.77
ICICI BANK(CONSOLIDATED)-SEGMENT INFORMATION FOR THE PERIOD ENDED JUNE 30, 2003
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2003	June 30, 2002	Mar 31, 2003
1.	Segment Revenue
a	Consumer and Commercial Banking	2,424.65	2,326.65	9,413.25
b	Investment Banking	866.15	875.04	4,283.30
c	Others	201.92	62.66	560.79
	Total	3,492.72	3,264.35	14,257.34
	Less: Inter Segment Revenue	(280.06)	(250.36)	(851.57)
	Income from Operations	3,212.66	3,013.99	13,405.77
2.	Segmental Results (i.e. Profit before tax & Provision)
a	Consumer and Commercial Banking	322.61	248.71	998.68
b	Investment Banking	190.16	123.68	1,629.42
c	Others	(18.38)	(22.00)	(97.37)
	Total	494.39	350.39	2,530.73
3.	Provisions *
a	Consumer and Commercial Banking	124.72	52.65	1,737.02
b	Investment Banking	(38.39)	19.29	(4.39)
c	Others	..	2.12	..
	Total	86.33	74.06	1,732.63
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	197.89	196.06	(738.34)
b	Investment Banking	228.55	104.39	1,633.81
c	Others	(18.38)	(24.12)	(97.37)
	Total profit before tax	408.06	276.33	798.10
	Tax	71.17	43.47	(353.90)
	Profit after tax	336.89	232.86	1,152.00
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(15,841.42)	(11,555.42)	(11,323.90)
b	Investment Banking	21,135.53	16,911.19	16,190.97
c	Others	211.02	449.09	230.45
	Total	5,505.13	5,804.86	5,097.52

* The figures reported in March 31, 2003 include accelerated/additional provision.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 25, 2003

Performance Review – Quarter ended June 30, 2003

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2003 (Q1-2004). The Board also approved the audited consolidated accounts for the period.

Highlights

  Retail assets grew 18% by Rs. 3,403 crore (US$ 737 million) during the quarter to Rs. 22,535 crore (US$ 4.9 billion) at June 30, 2003, constituting 35% of customer assets.
  Profit after tax increased 34% from Rs. 253 crore (US$ 55 million) in the quarter ended June 30, 2002 (Q1-2003) to Rs. 340 crore (US$ 74 million) in Q1-2004.
  Total deposits grew 12% by Rs. 5,684 crore (US$ 1.2 billion) during the quarter to Rs. 53,853 crore (US$ 11.7 billion) at June 30, 2003, constituting 57% of the Bank’s funding.

Results

The net interest income in Q1-2004 was Rs. 416 crore (US$ 90 million) compared to Rs. 336 crore (US$ 73 million) in Q1-2003, representing a growth of 24%. Non-interest income increased from Rs. 460 crore (US$ 99 million) in Q1-2003 to Rs. 641 crore (US$ 139 million) in Q1-2004.

Operating review

The Bank’s customer assets at June 30, 2003 were Rs. 65,117 crore (US$ 14.1 billion) as against Rs. 64,031 crore (US$ 13.9 billion) at March 31, 2003. The retail segment continued to drive asset growth, with the Bank’s retail assets increasing to Rs. 22,535 crore (US$ 4.9 billion) at June 30, 2003 from Rs. 19,132 crore (US$ 4.1 billion) at March 31, 2003. During Q1-2004, the Bank’s home loan approvals were Rs. 3,862 crore (US$ 836 million) and disbursements were Rs. 2,550 crore (US$ 552 million). The Bank also maintained its market position in other retail credit products. The Bank continued to implement its strategy of churning its project and corporate finance portfolio without increasing its total outstanding exposure to this segment.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank made further progress in realigning its funding base by replacing erstwhile ICICI’s maturing liabilities as well as funding incremental asset growth with lower cost resources. In Q1-2004, the Bank repaid about Rs. 2,300 crore (US$ 498 million) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At June 30, 2003, the Bank’s total deposits were Rs. 53,853 crore (US$ 11.7 billion), a growth of 12% in the first quarter itself. ICICI Bank’s average cost of deposits declined to 6.0% for Q1-2004 as compared to 6.8% for the year ended March 31, 2003 (FY2003). Deposits now constitute 57% of ICICI Bank’s funding, as compared to 38% at June 30, 2002.

The Bank’s international initiative continues to proceed as planned. The Bank’s offshore branch in Singapore is expected to commence operations by September 2003. ICICI Bank UK Limited, the Bank’s wholly-owned subsidiary has received approval from the Financial Services Authority (FSA) in the United Kingdom for commencement of operations. ICICI Bank has also received permission from the Central Bank of the UAE for a representative office in Dubai.

While Reserve Bank of India (RBI) norms require classification of assets as non-performing based on 90-day overdues only by March 31, 2004, the Bank has accelerated its compliance with this requirement. Taking into account the revised classification norms, the Bank’s net non-performing asset ratio at June 30, 2003 was 4.9%, the same level as March 31, 2003.

ICICI Bank’s capital adequacy at June 30, 2003 was 11.15% (including Tier-1 capital adequacy of 7.09%), well above RBI’s requirement of 9.0%. Tier-1 capital excludes deferred tax asset of Rs. 503 crore (US$ 109 million).

Audited consolidated accounts

The consolidated profit after tax was Rs. 337 crore (US$ 73 million) in Q1-2004 as compared to Rs. 233 crore (US$ 50 million) in Q1-2003.

The ICICI group had entered the life and general insurance businesses in 2000 and 2001 respectively. These businesses are now scaling up and adding significant value to the Bank. ICICI Lombard General Insurance Company (ICICI Lombard) achieved a profit before tax of Rs. 6 crore (US$ 1.3 million) in Q1-2004 as compared to a full year profit of Rs. 4 crore (US$ 0.9 million) in FY2003. ICICI Lombard has increased its market share in this highly competitive business and built a high quality, profitable general insurance portfolio. ICICI Lombard has established strong reinsurance relationships and high claims servicing standards.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Prudential Life Insurance Company (ICICI Prudential Life) is a market leader among private sector life insurance companies, with a market share of about 39% among private life insurers. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. Faster-growing companies typically record higher losses in the initial years; the profit streams after breakeven is achieved are expected to be correspondingly higher. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 26 crore (US$ 6 million) on the Bank’s reported consolidated profit after tax on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for the quarter was Rs. 22 crore (US$ 5 million). NBAP represents the present discounted value of future profit streams from new policies written by the Company during the quarter, calculated on the basis of certain assumptions as to mortality and other parameters.

The Bank’s other subsidiaries continued to record satisfactory performance. ICICI Securities earned a profit after tax of Rs. 63 crore (US$ 14 million) in Q1-2004 compared to Rs. 18 crore (US$ 4 million) in Q1-2003.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 46.20

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8252 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.